Initial Public Offering

Investor Presentation

ALIGNVEST
ACQUISITION CORPORATION

June 15, 2015

Disclaimer

This document is for information purposes only and should not be considered a recommendation to purchase, sell or hold a security. This document does not constitute an offering memorandum or an offer or solicitation in any province or other jurisdiction in which an offer or solicitation is not authorized.

A preliminary prospectus dated May 22, 2015 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the preliminary prospectus, and any amendment, is required to be delivered with this document.

The preliminary prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The preliminary prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary prospectus, the final prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities of the Corporation have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities legislation and may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities legislation or pursuant to an exemption therefrom. The preliminary prospectus and this document each do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.

FORWARD-LOOKING STATEMENTS

This presentation contains "forward-looking statements" within the meaning of securities laws. Forward-looking statements may relate to Alignvest Acquisition Corporation (the "SPAC"), Alignvest Management Corporation (the "Sponsor") or their respective affiliates' future outlook and anticipated events or results and may include statements regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, plans and objectives of the SPAC, the Sponsor or their respective affiliates, as the case may be. Particularly, statements regarding future results, performance, achievements, prospects or opportunities of the SPAC, the Sponsor or their respective affiliates are forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "estimated", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved".

Forward-looking statements are based on the opinions and estimates of management of the SPAC, the Sponsor or their respective affiliates, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements of the SPAC, the Sponsor or their respective affiliates, as the case may be, to be materially different from those expressed or implied by such forward-looking statements. Although management of the SPAC, the Sponsor or their respective affiliates, as the case may be, believe the assumptions and analysis underlying such statements are reasonable as of the date hereof, you are cautioned not to place undue reliance on these statements.

Although management of the SPAC, the Sponsor and their respective affiliates have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The SPAC, the Sponsor and their respective affiliates do not undertake to update any forward-looking statements that are contained herein, except as required by applicable securities laws.

Presenting Team

- Tim Hodgson, Chairman & Director
- Reza Satchu, President & Chief Executive Officer & Director
- Andre Mousseau, Chief Operating Officer

Investment Highlights

- **Alignvest is a strong and committed sponsor**
  - Robust capital foundation, strong infrastructure and deep resources
  - $230 million of fully discretionary, recyclable, long-term capital in Partners Fund
  - Investors and business builders
- **Successful team of founders, CEOs and investors that bring value to a seller**
  - Built seven businesses, three of which were sold for proceeds in excess of $6 billion
  - Presidents/CEOs of public companies with EV in excess of $65 billion and strong record of value creation
  - Experienced investment and execution team – Goldman Sachs, OTPP, HOOPP, GTCR, TPG-Axon, Soros and Blackstone
- **Focused on proprietary deal flow where Alignvest has a real edge and is a trusted partner**
  - Founder/family businesses where Alignvest can add financial, strategic and operating expertise
  - Focused on Canada, where our network is strong, the economy is under appreciated, and there are fewer competitors
  - Intention is to be a long-term owner of the business
- **We believe that a SPAC combined with the expertise of Alignvest is a superior approach to private equity investing**
  - Sourcing, diligence and execution expertise of traditional private equity
  - Traditional private equity has management fees, is a blind pool and offers no liquidity
  - Alignvest SPAC: Sponsor bears risk capital, no management fees, investors provided with the option to invest at the Qualifying Acquisition, full liquidity

Strong and Committed Sponsor: Our Goals

Delivering **Exceptional Risk Adjusted Returns** for our investors

Identifying and **Exploiting Market Discontinuities**

ALIGNVEST MANAGEMENT CORPORATION

Building **Industry-Leading Businesses** with the strongest management teams

Attracting, developing and inspiring the **Best Talent**

Complete Alignment and **Unwavering Integrity** across everything that we do

Alignvest was created with the founding principle of increasing the alignment between asset managers and their clients

Strong and Committed Sponsor

- Each of our Sponsor's investment platforms provide Alignvest Acquisition with access to:
  - Experienced professionals; potential deal flow; and capital market touch points
- Investors in Alignvest Funds include high net worth family offices and institutional investors



ALIGNVEST MANAGEMENT CORPORATION
Private Market Strategies
Public Market Strategies
Total Portfolio Management
ALIGNVEST PRIVATE CAPITAL
ALIGNVEST ACQUISITION CORPORATION
ALIGNVEST CAPITAL MANAGEMENT
ALIGNVEST INVESTMENT MANAGEMENT
KGS
KGS-ALPHA CAPITAL MARKETS
EDGEWOOD HEALTH
ALIGNVEST OPPORTUNITIES FUND
ALIGNVEST INCOME FUND

Successful and Complementary Team

Alignvest Acquisition Management



Reza Satchu
President & CEO & Director

SupplierMarket · KGS · storage NOW · THE NEXT 36



Andre Mousseau
COO

TEACHERS' PENSION PLAN · EdgeStone Capital Partners



Sanjil Shah
CFO

storage NOW · KPMG

Other Alignvest Partners[1]



Donald Raymond
Managing Partner

CPP INVESTMENT BOARD · Goldman Sachs



Lee Lau
Partner & Co-Founder

ATI



Rupert Adams
Partner

MAB Partners · Deutsche Bank

Alignvest Acquisition Board of Directors[1]



Tim Hodgson
Managing Partner

Goldman Sachs · PSP · Bank of Canada / Banque du Canada · THE NEXT 36



Reza Satchu
Managing Partner & Co-Founder

SupplierMarket · KGS · storage NOW · THE NEXT 36



Nadir Mohamed
Vice Chairman

ROGERS · TD



Andy Moysiuk
Partner

HOOPP · KPMG



Razor Suleman
Partner

Achievers



Bonnie Brooks

HBC · Abercrombie & Fitch · ROGERS · EMPIRE COMPANY LIMITED



Vince Hemmer

GTCR · Prestige Brands · SILVER PINE PARTNERS



Adam Jiwan

TPG-AXON CAPITAL · SOROS Soros Fund Management · The Blackstone Group



Donald Walker

MAGNA · 2014 Canada's Outstanding CEO of the Year™

Denotes Alignvest Management Corporation Partner or Director.

(1) Titles refer to Alignvest Management Corporation.

ALIGNVEST ACQUISITION CORPORATION

Founders

Built and Sold	AAC Founder	Sale Price
SupplierMarket	Reza Satchu	• US$924 million (Sequoia, KKR)
storageNOW	Reza Satchu, Sanjil Shah	• $110 million
ATI	Lee Lau	• $5,300 million

Founded and Building	AAC Founder	Equity Raised
ALIGNVEST MANAGEMENT CORPORATION	Reza Satchu, Lee Lau	• $230 million Partners Fund • Substantial institutional and high net worth capital in Alignvest Funds
KGS	Reza Satchu	• US$160 million (Alignvest, HOOPP)
Achievers	Razor Suleman	• US$35 million (Sequoia)
AVANT CREDIT	Adam Jiwan	• US$300 million (KKR, Tiger Global)
THE NEXT 36	Reza Satchu, Timothy Hodgson	• A leading Canadian charitable entrepreneurship organization • Founding Patrons include the Hon. Paul Desmarais, Jimmy Pattison and W. Galen Weston

Our team has built many successful organizations

Successful Public Company Leaders

	AAC Founder	Current Enterprise Value	
HBC	Bonnie Brooks	$7.5 billion	• Bonnie Brooks was the CEO & President of Hudson's Bay, was previously the President and is currently the Vice Chairman of Hudson's Bay Company • Led the company's successful turnaround resulting in a successful initial public offering in 2012
ROGERS	Nadir Mohamed	$35 billion	• Nadir Mohamed is the former President and CEO of Rogers Communications Inc. • Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins and significantly strengthened its balance sheet
MAGNA	Donald Walker	$25 billion	• Since 2010, Donald Walker has been the CEO of Magna International, the TSX- and NYSE listed global automotive supplier with 316 manufacturing operations and 87 product development, engineering and sales centers in 29 countries

Members of our team are or have been the leaders of several public companies

Source: Bloomberg

Experienced Investors

	AAC Founder	Firm AUM	Select Investments
HOOPP	Andy Moysiuk	$60.8 billion	• Teranet, Ducati Motorcycle Company, KGS-Alpha
TEACHERS' PENSION PLAN	Andre Mousseau	$154.5 billion	• Camelot Group, Impark, Aircastle
TPG-AXON CAPITAL	Adam Jiwan	US$16 billion	• Undisclosed
GTCR	Vince Hemmer	US$11 billion	• Prestige Brands, Synagro Technologies
F	Reza Satchu	US$1.4 billion	• Simmons Mattress, Delimex, Decorative Concepts

Our team has made private investments across several major industries and geographies at leading investment firms

Experienced Execution Team



Reza Satchu
President & CEO & Director

- Managing Partner, Alignvest Management Corporation
- SupplierMarket sold to Ariba for US$924 million, StorageNow sold to InStorage REIT for $110 million and KGS-Alpha Capital Markets, over US$160 million of equity capital
- General Partner, Fenway Partners, a US$1.4 billion private equity firm
- MBA, Harvard Business School, BA, McGill University



Tim Hodgson
Chairman & Director

- Managing Partner, Alignvest Management Corporation
- Special Advisor, Governor Carney, Bank of Canada
- Chief Executive Officer, Goldman Sachs Canada
- Led the financing and acquisition of numerous transactions over 20 years
- Director, The Public Sector Pension Investment Board - Chair, Investment Committee (~$100 billion)
- MBA, Richard Ivey School of Business, Chartered Accountant



Andre Mousseau
COO

- Principal, Alignvest Management Corporation
- Portfolio Manager, Long Term Equities group, Ontario Teachers' Pension Plan
- Principal, EdgeStone Capital Partners
- MBA, Richard Ivey School of Business, BA, McGill



Sanjil Shah
CFO

- Chief Financial Officer and Partner, Alignvest Management Corporation
- CFO & COO, StorageNow sold to InStorage REIT for $110 million
- Senior Manager, KPMG LLP, specialized in providing audit and advisory services to publicly-listed technology companies in Canada and the United States
- BA, University of Toronto, Chartered Accountant and Certified Professional Accountant (Illinois)

Our execution team has overseen the acquisition and financing of a substantial number of companies over 20+ years

Why Canada?

Macro Environment	• Canada's GDP growth has been robust and resilient over the last 15 years • Canada enjoys a diversified economy with no sector contributing more than 13% to GDP
Competitive Dynamics	• While the U.S. economy is 9.7x larger than Canada's, the U.S. has approximately 40x more private equity AUM and 20x more private equity funds
Market Knowledge	• Alignvest's partners have participated in Canadian capital markets for decades as investors, advisors and executives • Canadian investors are long-term natural owners of Canadian assets
Proprietary Deal Flow	• Extensive relationships at all levels of Canadian economy • Alignvest's shareholders include several high net worth families that founded or control large businesses

We believe that the Canadian market presents many acquisition opportunities for Alignvest

Proprietary Deal Flow: A Trusted and Valuable Partner

- We expect to source a proprietary transaction with a founder or family where we can be a trusted advisor and add significant value
  - We understand issues in founding, leading and exiting closely held businesses
  - Strong existing relationships and proactive approach to identify targets
  - Shareholders include six high net worth family offices and entrepreneurs that founded or control large businesses which have generated in aggregate ~$7.5 billion of annual revenue and own 11% of our Sponsor

- We have access to additional capital to help consummate a transaction and to support future growth
  - Partners Fund
  - Proven ability to raise capital from institutional and private equity funds

- We believe we will create value post-acquisition
  - Expect to be a long-term investor and partner in the business
  - Founder and public company CEO level expertise across multiple sectors, increasing the value of a seller's retained interest
  - Strong ability to support organic and acquisitive growth

We believe we will be a compelling investment partner for founders, entrepreneurs and CEOs

Targeted Deal Dynamics

Entrepreneurs looking for capital and complementary skills to grow their businesses

Family-controlled private company looking for a partner

Corporate carve-outs accessed through our network

Companies looking for expedited access to public market capital

International companies with Canadian nexus looking to take advantage of Canadian capital markets

Targeted Industries

Financial Services	TMT	Consumer	Near Infrastructure
HOOPP	ROGERS	HBC	storageNOW
KGS			
Goldman Sachs	ATI	Abercrombie & Fitch	TERANET
PSP			
TD			
GTCR		PrestigeBrands	
CPP INVESTMENT BOARD			
SOROS Soros Fund Management			
AURIGEN	SupplierMarket	EMPIRE COMPANY LIMITED	impark
TPG-AXON CAPITAL			
AVANT CREDIT	Achievers	Camelot	AIRCASTLE
FUTURE FINANCE			

Members of our team have built, held leadership positions at and/or invested in businesses across several industries

Target Criteria

Ability for Alignvest to add value
Attractive industry dynamics
Robust competitive position
Strong, aligned management team
Stable free cash flow profile
Attractive return on invested capital
Recent underperformance relative to capabilities
Opportunities for platform growth through acquisitions
Public market receptivity and benefits

Would we invest our own money?

- ***North American focused, primarily Canadian***
- ***Target EV of $250 million to $1.25 billion***
- ***No natural resource extraction***

Why Invest Alongside Alignvest?

Alignvest is a strong and committed sponsor

Successful team of founders, CEOs and investors that bring value to a seller

Focused on proprietary deal flow where Alignvest has a real edge and is a trusted partner

We believe that a SPAC combined with the expertise of Alignvest is a superior approach to private equity investing

Offering Summary

Issuer:	Alignvest Acquisition Corporation
Offering Size:	C$125,000,000 + 15% Over-Allotment Option 12,500,000 Class A Restricted Units at $10.00 per unit (+ 15% Over-Allotment Option)
Class A Units to Public:	1 Class A Restricted Voting Share and ½ warrant
Warrant Details:	• $11.50 strike with 5 year life post Qualifying Acquisition ("QA") and dividend protection • Once the Warrants become exercisable, the Company may accelerate the expiry date of the outstanding Warrants by providing 30 days' notice, if and only if, the closing price of the shares equals or exceeds $24.00 for any 20 trading days within a 30-trading day period
Target Acquisition:	• Established operating business located in North America, with a particular preference for Canada • No natural resource extraction
Targeted QA Size:	• Enterprise Value Range of C$250mm - C$1.25bn
Time Period for QA:	• 21 months (24 months with LOI)[(1)]
Proceeds in Escrow:	• 100% of the offering proceeds to be held in escrow until either a QA or liquidation or winding up of the Corporation • Escrowed proceeds to be invested in Canadian government short-term securities with interest accruing to the escrow account (current 6 mth yield of ~0.65%)

(1) Permitted timeline could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and with the consent of the TSX, if required. Redemption rights would apply at time of extension.

Offering Summary (cont'd)

Founders' "At Risk" Investment:	• C$4,700,000 in Class B Units (Sponsor intends to purchase 411,250 Class B Units and certain directors intend to purchase in aggregate 58,750 Class B Units) • Increase investment to ensure escrow at 100% if over-allotment exercised • Not transferable until 30 days after QA • No redemption rights or access to escrow funds on QA or liquidation
Founders' Shares:	• 20% of issued and outstanding shares • 25% of Founders' Shares (5% of outstanding) subject to forfeiture if stock price does not exceed $13.00 in 5 years post QA • Transfer Restrictions: earlier of 1 year post QA or stock above $12.00, subject to TSX escrow requirements which may further limit possible sales post QA
Estimated Working Capital:	• An estimated C$825,000 of working capital held outside of the trust to cover operating expenses and target business evaluation[(1)]
Listing:	• Toronto Stock Exchange
Timing:	• Pricing expected week of June 15, 2015 • Closing expected week of June 22, 2015
Bookrunners:	• TD Securities Inc. and Cantor Fitzgerald Canada Corporation

(1) Does not include the $25,000 of initial proceeds raised prior to this Offering which are also not to be placed in escrow.

Contacts

Alignvest Acquisition Corporation		
100 King Street West Toronto, Ontario 70th Floor		
Timothy Hodgson	**Reza Satchu**	**Andre Mousseau**
Chairman & Director	President & CEO and Director	Chief Operating Officer
(416) 360-8666	(416) 360-1670	(416) 775-1916
thodgson@alignvest.com	rsatchu@alignvest.com	amousseau@alignvest.com

Supplementary Material

What is a SPAC?

A publicly listed SPAC is an acquisition vehicle whereby a sponsor team raises a substantial amount of cash to acquire an operating company in the future

If unable to source an attractive acquisition, or if the public investors do not agree with the sponsor on a potential target, the cash raised[(1)] is available to be returned to public investors

A SPAC is a financing tool that allows a public investor to co-invest with a high-quality sponsor in a private equity-like structure

Listed "SPAC"		Target Company		Listed "Successor" Company
Equity Cheque	+ *Acquisition within 21-24 months*	**Target Operating Company**	= *Acquisition of Operating Company*	**Publicly Listed Operating Company**

Ideal Sponsors

- Successful team of 'deal makers'
- Trackrecord of value creation
- Proprietary deal sourcing network
- Differentiated and unique access to deep target set
- Experience in M&A
- Ability tobring value and management expertise post acquisition
- Infrastructure to evaluate and structure acquisition

Ideal Targets

- Companies that seek:
  - 'Fast track' IPO with limited market/timing risk
  - Flexibility to handle complicated structures
  - Access to sponsor team
- Seek an exit route and access to capital even in difficult debt and equity markets
- May have succession issues
- Want flexibility on consideration – receive cash and retain equity interest/upside potential

(1) Plus interest, but net of taxes and certain expenses.

SPAC Structure



Timeframe: Up to 21 Months (24 with LOI)(1)
(Investors can sell shares and warrants daily in the open market)
Time = 0 mos
IPO Closes
Time < 21 mos(1)
Target Search
Target Identified
Time < 24 mos(1)
Shareholder Approval Process
Vote Result
NO(2)
Or Expiry of Permitted Timeline
YES
Investor Can Choose
Scenario A: Redeem Shares
• $10.11(3)
Scenario B: Redeem Shares
• $10.11(3) + ½ warrant
Scenario C: Keep the Shares
• 1 share + ½ warrant
• Cash available to fund Qualifying Acquisition
No Qualifying Acquisition
Qualifying Acquisition Closes

Investor risk is minimized by the ability to receive initial investment plus interest (net of taxes and certain expenses) at option of the investor

(1) Permitted timeline could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and with the consent of the TSX, if required. Redemption rights would apply at time of extension.
(2) If shareholder approval not obtained, Corporation could propose alternative QA('s) within Permitted Timeline.
(3) $10.00 in escrow accretes, based on current yields, at ~0.65% per annum (less taxes and other expenses)

ALIGNVEST ACQUISITION CORPORATION

Equilibrium of a SPAC

Innovative private equity-like financing strategy

The SPAC structure has evolved over a decade to serve as an effective acquisition tool, while protecting investors' interest

Benefits to Investors

- Private equity-like investment with downside protection
- Liquidity through publicly traded securities
- Downside protections from accreting escrow account
- Automatic liquidation with accreted capital returned to investor if no acquisition within specific timeframe
- Upside with warrants
- Alignment of interest through sponsor capital at risk and forfeiture and transfer restrictions on founders' shares
- Access to incentivized high quality sponsors
- No management fees or salaries prior to acquisition

Benefits to Targets

- Fast tracked IPO
- Greater control of going public process
- Ability to structure complex transactions to meet seller's specific needs
- Potential for seller to retain majority of upside in stock
- Sponsor stamp of approval and other benefits/synergies
- Less disruptive to seller/company and employees than traditional IPO

U.S. Comparables: Redacted

In accordance with Section 13.7(4)(b) of National Instrument 41-101 - General Prospectus Requirements, all the information relating to the Company's comparables and any disclosure relating to the comparables, which is contained in the presentation to be provided to potential investors, has been removed from this template version for purposes of its filing on the System for Electronic Document Analysis and Retrieval ("SEDAR")